SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS EUROPEAN PARLIAMENT DECISION TO INCREASE TAXES ON AIR TRAVEL
MEASURE WILL HAVE NO EFFECT ON ENVIRONMENT

Ryanair, Europe's largest low fares airline today (Tuesday, 8 th
 July 2008) condemned the European Parliaments decision to include aviation in EU emissions trading systems from 2012 onwards.  This vote by the European Parliament (which does untold environmental damage by moving bi-weekly between Strasbourg and Brussels) could add up to €50 per flight to the cost of passenger tickets from 2012 onwards (although even these MEP's don't know how much the final figure will be), in a measure that will substantially increase taxation on Europe's consumers, but will do nothing whatsoever for the environment.

Ryanair condemned this additional taxation on an industry which accounts for less than 2% of Europe's Co2 emissions, as just another vacuous and useless gesture.  Taxation does not reduce emissions and will not effect the environment.  This extra taxation will be pocketed by every European Government and will reduce the competitiveness of Europe, at a time when no other country or trading block outside Europe is pursuing these environmentally ineffective and anti consumer measures.

Speaking today Ryanair's Chief Executive Michael O'Leary said:

"It is extraordinary that a bunch of MEP's who swan around between Strasbourg and Brussels, enjoy huge expenses and flight benefits, would vote to  increase taxation on Europe's consumers in a measure which won't have any effect at all on the environment, but will further damage European airlines at a time when oil is already $140 a barrel.

"These clowns in the European Parliament seem determined to destroy the European airline industry with these discriminatory taxation penalties.  When aviation accounts for less than 2% of Europe's Co2 emissions, and when airlines like Ryanair have invested heavily in new aircraft to reduce our emissions per passenger by 50%, there is no justification for this tax theft by the European Union.

"Aviation is not the cause of, nor the solution to Co2 emissions or global warming.  Increasing taxation on air travel will have no effect on either emissions or global warming, it will just raise the cost of air travel for ordinary European consumers and their families, at a time when the fat cat MEP's will continue to have their flights paid for from their excessive and over generous expenses.  Is it any wonder that European integration is in difficulty, when instead of improving the competitiveness of European air travel, the European Parliament is further raising the tax burden on Europe's citizens with these totally ineffective but very expensive environmental tax scams".

Ends.                                                  Tuesday, 8
th
 July 2008

For further information please contact:
                                                                  Daniel De Carvalho              Pauline McAlester
                                                                  Ryanair                                  Murray Consultants
                                                                  Tel: +353-1-8121212             Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  08 July, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director